SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Oiltanking Partners, LP
(Name of Issuer)

Common Units of Limited Partnership Interest
(Title of Class of Securities)

678049107
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X	]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[	]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Chickasaw Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION; DE
NUMBER OF SHARES	5	SOLE VOTING POWER 1,003,075
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,003,075
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,075
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON: IA

Item 1.	(a)	Name of Issuer:
Oiltanking Partners, LP

	(b)	Address of Issuer’s Principal Executive Offices:
15631 Jacintoport Blvd., Houston, TX 77015

Item 2.	(a)	Name of Person Filing:
Chickasaw Capital Management, LLC

	(b)	Address of Principal Business Offices or, if none, Residence:
6075 Poplar Ave. Suite 402, Memphis, TN 38119

	(c)	Citizenship:
US

	(d)	Title of Class of Securities:
Common Units of Limited Partnership Interest

	(e)	CUSIP Number:
678049107

Item 3.	If this Statement is filed pursuant to § 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[		]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[		]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[		]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[		]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 809-8)
	(e)	[	x	]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
	(f)	[		]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
	(g)	[		]	A parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G)

(h)	[	]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)
(j)	[	]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[	]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
	a.	Amount beneficially owned: 1,003,075
	b.	Percent of class 5.2%
	c.	Number of shares as to which such person has:
		i.	Sole power to vote or to direct the vote 1,003,075

		ii.	Shared power to vote or to direct the vote 0

		iii.	Sole power to dispose or to direct the disposition of 1,003,075

		iv.	Shared power to dispose or to direct the disposition of 0

Chickasaw Capital Management, LLC is a registered investment adviser which furnishes investment advice to individual clients by exercising trading authority over securities held in accounts on behalf of such clients (collectively, the “portfolios”).  In its role as an investment adviser to the portfolios, Chickasaw Capital Management, LLC has sole dispositive power over the portfolios and, as a result, may be deemed to be the beneficial owner of the common stock of the Issuer held by such portfolios.  However, Chickasaw Capital Management, LLC does not have the right to receive any dividends from, or the proceeds from the sale of, the common stock held in such portfolios and disclaims any ownership associated with such rights.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Each advisory client of Chickasaw Capital Management, LLC who owns the common stock of the Issuer in their portfolio has the right to receive dividends from, or the proceeds from the sale of, such interests held in the client’s portfolio.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effects.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Chickasaw Capital Management, LLC

February 10, 2012
Date

Signature

Debra McAdoo, Chief Compliance Officer
Name/Title